Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

September 19, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Series Trust (the “Registrant”)
1933 Act File No.: 033-00507
1940 Act File No.: 811-04419

Ladies and Gentlemen:

On behalf of the Registrant, we are hereby filing a combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”). The Registration Statement relates to a proposed Agreement and Plan of Reorganization whereby all of the assets of certain series of the Registrant (each a “Target Portfolio”) will be transferred in various tax-free reorganizations to the corresponding series of the Registrant (each a “Destination Portfolio”), in exchange for shares of the Destination Portfolio. The table in the attached Appendix A indicates which Target Portfolio corresponds to which Destination Portfolio.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on October 19, 2011 pursuant to Rule 488.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/s/  Tanya L. Goins

Tanya L. Goins

Senior Counsel

Appendix A

Target Portfolio & Shares	Destination Portfolio & Shares
Transamerica Emerging Markets/Pacific Rim VP*	Transamerica AEGON Active Asset Allocation – Moderate Growth VP
Initial Class	Initial Class
Service Class	Service Class
Transamerica Global Growth VP**	Transamerica AEGON Active Asset Allocation – Moderate Growth VP
Initial Class	Initial Class
Service Class	Service Class
Transamerica Global Conservative VP***	Transamerica AEGON Active Asset Allocation – Conservative VP
Initial Class	Initial Class
Service Class	Service Class

*	Formerly, Transamerica Foxhall Emerging Markets/Pacific Rim VP.
**	Formerly, Transamerica Foxhall Global Growth VP.
***	Formerly, Transamerica Foxhall Global Conservative VP.